UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42461

SKYLINE BUILDERS GROUP HOLDING LIMITED

(Registrant’s Name)

Office A, 15/F, Tower A, Capital Tower,

No. 38 Wai Yip Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Information contained in this report

On August 24, 2025, the board of directors of Skyline Builders Group Holding Limited, a Cayman Islands exempted Company (the “Company”) approved a proposal to consolidate the Company’s authorized, issued, and outstanding shares (the “Share Consolidation”) at a ratio of ten (10) ordinary shares into one (1) ordinary share, or at such lesser whole number as the Board may determine in its sole discretion, provided that such number is not fewer than two (2) shares into one (1). The Share Consolidation proposal will be presented for shareholder approval at an upcoming extraordinary general meeting. Further information regarding the proposed Share Consolidation is included in the press release furnished herewith.

On August 25, 2025, the Company issued a press release announcing the proposed Share Consolidation. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit

Exhibit No.	Description
99.1	Press Release dated August 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Skyline Builders Group Holding Limited

Date: August 25, 2025	By:	/s/ Ngo Chiu Lam
	Name:	Ngo Chiu, LAM
	Title:	Chairman of the Board, Chief Executive Officer and Director

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